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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-20865
                            CUSIP NUMBER: 268 745 205

(X) Form 10-K and Form 10-KSB ( ) Form 20-F ( ) Form 11-K
( ) Form 10-Q and Form 10-QSB ( ) Form N-SAR

                        For Period Ended: March 31, 2001

( ) Transition Report on Form 10-K      ( ) Transition  Report on Form 10-Q
( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

         For Transition Period Ended: Not applicable.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: ZeroPlus.com, Inc.

Former name, if applicable: N/A

Address of principal executive office: 12800 Middlebrook Road, Suite 400

City, state and zip code: Germantown, Maryland 20874


                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/(a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         ON JUNE 5, 2001, THE REGISTRANT ANNOUNCED THAT IT WOULD BEGIN A PHASED SHUT-DOWN OF ITS OPERATIONS. THE REGISTRANT CANNOT FILE THE REPORT WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE, IMMEDIATELY PRECEDING AND SINCE THIS ANNOUNCEMENT, THE REGISTRANT'S MANAGEMENT HAS FOCUSED ON SUSPENDING ITS OPERATIONS AND CONSIDERING CERTAIN ALTERNATIVES TO REALIZE VALUE FROM ITS TECHNOLOGY ASSETS AND ITS STRATEGIC PARTNERSHIPS.

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                                     PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          TIM POLLAK             301                        601-8700
            (Name)           (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                     (X) Yes  ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                     ( ) Yes  (X) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               ZeroPlus.com, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2001                     By: /s/ ROBERT A. VESCHI
                                          ------------------------------
                                          Robert A. Veschi
                                          President and Chief Executive Officer